

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Robert G. Haiman
Executive Vice President, General Counsel and Secretary
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

>   **Re: Ashford Hospitality Trust, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed December 11, 2020**
>   **File No. 333-251282**

Dear Mr. Haiman:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.